UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 8, 2019

Avedro, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38809	13-4223265
(state or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

201 Jones Road Waltham, Massachusetts		02451
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (781) 768-3400

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 par value per share	AVDR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§ 240.12b–2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

Supplemental Disclosures to the Proxy Statement/Prospectus

As previously announced, on August 7, 2019, Avedro, Inc., a Delaware corporation (“Avedro”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Glaukos Corporation, a Delaware corporation (“Glaukos”) and Atlantic Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Glaukos (“Merger Sub”) pursuant to which Merger Sub will merge with and into Avedro, with Avedro continuing as the surviving corporation (the “Merger”).

This Current Report on Form 8-K (this “Form 8-K”) is being filed to update and supplement the proxy statement/prospectus (the “proxy statement/prospectus”) (1) included in the Registration Statement on Amendment No. 1 to Form S-4, File No. 333-233807 (the “Registration Statement”), filed by Glaukos with the Securities and Exchange Commission (the “SEC”) on October 15, 2019 and declared effective by the SEC on October 17, 2019, (2) filed by Glaukos with the SEC as a prospectus on October 17, 2019, (3) filed by Avedro with the SEC as a definitive proxy statement on Schedule 14A on October 17, 2019, and (4) mailed by Avedro to its stockholders commencing on October 17, 2019. The information contained in this Form 8-K is incorporated by reference into the proxy statement/prospectus. Terms used in this Form 8-K, but not otherwise defined, shall have the meanings ascribed to such terms in the proxy statement/prospectus.

Following the announcement of the Merger Agreement and as of the date of this Form 8-K, four lawsuits have been filed by alleged Avedro stockholders challenging the Merger. The first and fourth lawsuits, putative class action complaints, are captioned Kent v. Avedro, Inc., et. al, No. 1:19-cv-01845-UNA (D. Del. filed Oct. 1, 2019) and Thompson v. Avedro, Inc., et al, No. 1:19-cv-02075 (D. Del. filed Oct. 31, 2019). The second and third lawsuits, brought by plaintiffs individually, are captioned Payne v. Avedro, Inc., et al, 1:19-cv-02019 (D. Del. filed Oct. 24, 2019) and Bushansky v. Avedro, Inc. et al, 1:19-cv-10015 (S.D.N.Y. filed Oct. 29, 2019). The Payne and Bushansky complaints name as defendants Avedro and each member of the Avedro Board. The Kent and Thompson complaints additionally name as defendants former Avedro directors Dr. Gilbert H. Kliman and Thomas W. Burns, as well as Glaukos and Merger Sub.

The supplemental information contained in this Form 8-K should be read in conjunction with the proxy statement/prospectus, which we urge you to read in its entirety. Nothing in this Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Avedro, Glaukos and the other named defendants deny that they have violated any laws or breached any duties to Avedro’s or Glaukos’ stockholders. Avedro and Glaukos are providing the supplemental disclosures set forth in this Form 8-K solely to eliminate the burden and expense of litigation and to avoid any possible disruption to the Merger that could result from further litigation. To the extent that information in this Form 8-K differs from, or updates information contained in, the proxy statement/prospectus, the information in this Form 8-K shall supersede or supplement the information in the proxy statement/prospectus. The information contained in this supplement speaks only as of November 8, 2019, unless the information specifically indicates that another date applies. Except as otherwise described in this Form 8-K or the documents referred to, contained in or incorporated by reference in this Form 8-K, the proxy statement/prospectus, the annexes to the proxy statement/prospectus and the documents referred to, contained in or incorporated by reference in the proxy statement/prospectus are not otherwise modified, supplemented or amended.

If you have not already submitted a proxy for use at the Avedro Special Meeting, you are urged to do so promptly. This Form 8-K does not affect the validity of any proxy card or voting instructions that Avedro stockholders may have previously received or delivered. No action is required by any Avedro stockholder who has previously delivered a proxy or voting instructions and who does not wish to revoke or change that proxy or voting instructions.

SUPPLEMENTAL DISCLOSURES

All page references are to pages in the proxy statement/prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the proxy statement/prospectus.

The disclosure under the heading “Summary—Litigation Relating to the Merger” is hereby supplemented by replacing the paragraphs in that section, beginning with the first full paragraph on page 21 of the proxy statement/prospectus, with the following:

As of November 8, 2019, four lawsuits have been filed by alleged Avedro stockholders challenging the Merger. The first and fourth lawsuits, putative class action complaints, are captioned Kent v. Avedro, Inc., et. al, No. 1:19-cv-01845-UNA (D. Del. filed Oct. 1, 2019) and Thompson v. Avedro, Inc., et al, No. 1:19-cv-02075 (D. Del. filed Oct. 31, 2019). The second and third lawsuits, brought by plaintiffs individually, are captioned Payne v. Avedro, Inc., et al, 1:19-cv-02019 (D. Del. filed Oct. 24, 2019) and Bushansky v. Avedro, Inc. et al, 1:19-cv-10015 (S.D.N.Y. filed Oct. 29, 2019) (collectively, the “Complaints”). The Payne and Bushansky complaints name as defendants Avedro and each member of the Avedro Board. The Kent and Thompson complaints additionally name as defendants former Avedro directors Dr. Gilbert H. Kliman and Thomas W. Burns, as well as Glaukos and Merger Sub.

The Complaints allege violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9. The plaintiffs additionally allege that the Registration Statement on Form S-4, filed with the SEC on September 17, 2019 and Proxy Statement filed on Schedule 14A on October 17, 2019, omit material information with respect to the proposed transaction, which renders such Registration Statement and Proxy Statement false and misleading. The Complaints seek preliminary and permanent injunction of the proposed transaction and, if the Merger is consummated, rescission or rescissory damages. The Kent and Thompson complaints also seek the dissemination of a registration statement that discloses certain information requested by those plaintiffs. In addition, the Complaints seek attorneys’ and experts’ fees.

The defendants believe that the Complaints are without merit.

The disclosure under the heading “Risk Factors—A lawsuit has been filed against Avedro, the Avedro Board, former Avedro directors, Glaukos and Merger Sub, and other lawsuits may be filed challenging the Merger. An adverse ruling in any such lawsuit may prevent the Merger from being completed.” is hereby supplemented by replacing the heading and second through fourth full paragraphs on page 35 of the proxy statement/prospectus with the following:

Two lawsuits have been filed against Avedro and the Avedro Board and two lawsuits have been filed against Avedro, the Avedro Board, former Avedro directors, Glaukos and Merger Sub, and other lawsuits may be filed challenging the Merger. An adverse ruling in any such lawsuit may prevent the Merger from being completed.

As of November 8, 2019, four lawsuits have been filed by alleged Avedro stockholders challenging the Merger. The first and fourth lawsuits, putative class action complaints, are captioned Kent v. Avedro, Inc., et. al, No. 1:19-cv-01845-UNA (D. Del. filed Oct. 1, 2019) and Thompson v. Avedro, Inc., et al, No. 1:19-cv-02075 (D. Del. filed Oct. 31, 2019). The second and third lawsuits, brought by plaintiffs individually, are captioned Payne v. Avedro, Inc., et al, 1:19-cv-02019 (D. Del. filed Oct. 24, 2019) and Bushansky v. Avedro, Inc. et al, 1:19-cv-10015 (S.D.N.Y. filed Oct. 29, 2019) (collectively, the “Complaints”). The Payne and Bushansky complaints name as defendants Avedro and each member of the Avedro Board. The Kent and Thompson complaints additionally name as defendants former Avedro directors Dr. Gilbert H. Kliman and Thomas W. Burns, as well as Glaukos and Merger Sub.

The Complaints allege violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9. The plaintiffs additionally allege that the Registration Statement on Form S-4, filed with the SEC on September 17, 2019 and Proxy Statement filed on Schedule 14A on October 17, 2019, omit material information with respect to the proposed transaction, which renders such Registration Statement and Proxy Statement false and misleading. The Complaints seek preliminary and permanent injunction of the proposed transaction and, if the Merger is consummated, rescission or rescissory damages. The Kent and Thompson complaints also seek the dissemination of a registration statement that discloses certain information requested by those plaintiffs. In addition, the Complaints seek attorneys’ and experts’ fees.

The defendants believe that the Complaints are without merit.

The disclosure under the heading “Opinion of Financial Advisor to Avedro—Combined Company Analysis—Avedro’s and Glaukos’ Wall Street Equity Research Analyst Stock Price Targets” is hereby supplemented by replacing the first paragraph on page 84 of the proxy statement/prospectus with the following:

Guggenheim Securities reviewed selected Wall Street equity research analyst stock price targets for Avedro and Glaukos, respectively, as published prior to August 7, 2019. Guggenheim Securities noted that such Wall Street equity research analyst stock price targets for (i) Avedro Common Stock were $16.00 – $25.00 per share or approximately $14.10 – $22.00 per share on a present value basis, discounted one year at Avedro’s estimated cost of equity midpoint and (ii) Glaukos Common Stock were $63.00 – $90.00 per share or approximately $56.70 – $81.00 per share on a present value basis, discounted one year at Glaukos’ estimated cost of equity midpoint. The individual price targets observed are below:

Avedro Price Targets

SVB Leerink	$25.00	7/10/19
Cowen	$25.00	7/5/19
Bank of America Merrill Lynch	$24.00	5/10/19
Guggenheim	$21.00	5/10/19
J.P. Morgan	$16.00	5/9/19

Glaukos Price Targets

J.P. Morgan	$90.00	5/8/19
Wells Fargo	$83.00	6/9/19
Stephens	$80.00	6/20/19
Piper Jaffray	$80.00	5/8/19
Stifel Nicolaus	$73.00	5/9/19
BMO	$71.00	5/8/19
Berenberg Capital Markets	$63.00	5/9/19

The disclosure under the heading “Opinion of Financial Advisor to Avedro—Combined Company Analysis—Precedent One-Day Stock Price Premiums” is hereby supplemented by replacing the second paragraph and bullet-point list on page 84 of the proxy statement/prospectus with the following:

Guggenheim Securities reviewed the one-day stock price premiums in nine selected all-stock transactions (in which the consideration was greater than 95% stock), involving U.S. targets announced since 2016 with transaction values in excess of $100 million, collectively referred to as the precedent one-day stock price premiums:

• Maxwell Technologies, Inc./Tesla, Inc.	55%
• SendGrid Inc./Twilio Inc.	19%
• Pandora Media, Inc./Sirius XM Holdings Inc.	12%
• DCT Industrial Trust Inc./Prologis, Inc.	16%
• Layne Christensen Company/Granite Construction Inc.	35%
• SCANA Corporation/Dominion Energy, Inc.	42%
• HSN, Inc./Liberty Interactive Corporation	29%
• Angie’s List, Inc./IAC-InteractiveCorp	45%
• SolarCity Corporation/Tesla Motors, Inc.	16%

The disclosure under the heading “Opinion of Financial Advisor to Avedro—Other Considerations” is hereby supplemented by replacing the second to last paragraph on page 85 of the proxy statement/prospectus with the following:

During the two years prior to the rendering of its opinion, Guggenheim Securities has been engaged by Avedro to provide financial advisory and other investment banking services in connection with matters unrelated to the Merger, for which Guggenheim Securities has received customary fees. Specifically during the past two years, Guggenheim Securities acted as underwriter and co-manager in connection with Avedro’s IPO, for which Guggenheim Securities received compensation of less than $600,000. Guggenheim Securities has not been engaged during the past two years by Glaukos to provide financial advisory or investment banking services for which Guggenheim Securities received fees. As previously disclosed to the Avedro Board, however, during the past two years, Guggenheim Securities received certain confidential information of Glaukos pursuant to a confidentiality agreement with Glaukos and presented to the Glaukos Board certain financial analyses which are unrelated to Avedro and the Merger. Guggenheim Securities may provide Avedro, Glaukos and their respective affiliates with financial advisory and investment banking services unrelated to the Merger in the future, for which services Guggenheim Securities would expect to receive compensation.

The disclosure under the heading “Litigation Relating to the Merger” is hereby supplemented by replacing the paragraphs in that section, beginning with the last paragraph on page 99 of the proxy statement/prospectus, with the following:

As of November 8, 2019, four lawsuits have been filed by alleged Avedro stockholders challenging the Merger. The first and fourth lawsuits, putative class action complaints, are captioned Kent v. Avedro, Inc., et. al, No. 1:19-cv-01845-UNA (D. Del. filed Oct. 1, 2019) and Thompson v. Avedro, Inc., et al, No. 1:19-cv-02075 (D. Del. filed Oct. 31, 2019). The second and third lawsuits, brought by plaintiffs individually, are captioned Payne v. Avedro, Inc., et al, 1:19-cv-02019 (D. Del. filed Oct. 24, 2019) and Bushansky v. Avedro, Inc. et al, 1:19-cv-10015 (S.D.N.Y. filed Oct. 29, 2019) (collectively, the “Complaints”). The Payne and Bushansky complaints name as defendants Avedro and each member of the Avedro Board. The Kent and Thompson complaints additionally name as defendants former Avedro directors Dr. Gilbert H. Kliman and Thomas W. Burns, as well as Glaukos and Merger Sub.

The Complaints allege violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9. The plaintiffs additionally allege that the Registration Statement on Form S-4, filed with the SEC on September 17, 2019 and Proxy Statement filed on Schedule 14A on October 17, 2019, omit material information with respect to the proposed transaction, which renders such Registration Statement and Proxy Statement false and misleading. The Complaints seek preliminary and permanent injunction of the proposed transaction and, if the Merger is consummated, rescission or rescissory damages. The Kent and Thompson complaints also seek the dissemination of a registration statement that discloses certain information requested by those plaintiffs. In addition, the Complaints seek attorneys’ and experts’ fees.

The defendants believe that the Complaints are without merit.

Additional Information and Where to Find It

In connection with the proposed transaction between Avedro and Glaukos, Glaukos filed with the SEC the Registration Statement containing a document constituting a prospectus of Glaukos and a proxy statement of Avedro. The Registration Statement was declared effective by the SEC on October 17, 2019, and Avedro mailed the definitive proxy statement/prospectus to stockholders of Avedro on or about October 17, 2019. Avedro and Glaukos also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive proxy statement/prospectus and other relevant documents filed or that will be filed by Avedro or Glaukos with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Glaukos are available free of charge within the Investor Relations section of Glaukos’ internet website at https://investors.glaukos.com or by contacting Glaukos Investor Relations by email at investors@glaukos.com or by phone at 949-481-0510. Copies of the documents filed with the SEC by Avedro are available free of charge within the Investor Relations section of Avedro’s internet website at https://investors.avedro.com or by contacting Avedro Investor Relations by email at investors@avedro.com or by phone at 646-924-1769.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of Avedro and Glaukos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Avedro stockholders in connection with the proposed transaction. Information about Avedro’s directors and executive officers is included in Avedro’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 21, 2019, and is also included in Avedro’s Form S-1 Registration Statement filed with the SEC on January 18, 2019, as amended by Amendment No. 1 to Avedro’s Form S-1 Registration Statement filed with the SEC on February 4, 2019. Information about Glaukos’ directors and executive officers is included in its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, was contained in the definitive proxy statement/prospectus filed with the SEC on October 17, 2019. Investors may obtain free copies of these documents from Avedro or Glaukos as indicated above.

Use of Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may contain words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction and the expected benefits of the proposed transaction, are forward-looking statements. These statements are based on management’s current expectations, assumptions, estimates and beliefs. While Avedro and Glaukos believe these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) failure of Avedro to obtain stockholder approval as required for the proposed transaction; (ii) failure to satisfy the conditions to the closing of the proposed transaction; (iii) unexpected costs, liabilities or delays in connection with or with respect to the proposed transaction; (iv) the effect of the proposed transaction on the ability of Avedro or Glaukos to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom Avedro or Glaukos does business, or on Avedro’s or Glaukos’ operating results, market price of common stock, and business generally; (v) legal proceedings relating to the proposed transaction and the outcome of any such legal proceeding; (vi) the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits of the proposed transaction, or the risk that the anticipated benefits of the proposed transaction may not be fully realized or take longer to realize than expected; (vii) competitive pressures in the markets in which Avedro and Glaukos operate; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; and (ix) other risks to the consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Avedro and Glaukos are set forth in their respective filings with the SEC, including each of Avedro’s and Glaukos’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Avedro’s most recent Quarterly Report on Form 10-Q and Glaukos’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Avedro and Glaukos and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Avedro and Glaukos file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Avedro and Glaukos assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avedro, Inc.

Dated: November 8, 2019	By:	/s/ Reza Zadno
Reza Zadno Ph.D.
President and Chief Executive Officer